FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release of Diana Shipping Inc. (the "Company") dated October 19, 2010 announcing (i) the Company's entry into a time charter contract with Cargill International S.A., Geneva, for its Post-Panamax dry bulk carrier, the m/v Alcmene and (ii) the Company's acquisition of the real property and office building in Athens, Greece in which the Company's principal executive offices are located.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3ASR (File No. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 19, 2010	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACT FOR
M/V ALCMENE AND ACQUISITION OF ITS EXECUTIVE OFFICES

ATHENS, GREECE, October 19, 2010 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into a time charter contract with Cargill International S.A., Geneva, for its Post-Panamax dry bulk carrier, the m/v Alcmene, at a gross charter rate of US$20,250 per day for a period of about twenty three (23) to about twenty five (25) months. The charter is expected to commence by the end of November 2010.

As previously announced on October 1, 2010, the above mentioned vessel is the former m/v East Sunrise 88, to be renamed "Alcmene", a 2010 built Post-Panamax dry bulk carrier of 93,193 dwt, which is expected to be delivered to the Company by the seller during the end of November 2010.

This employment is anticipated to generate approximately US$14 million of gross revenue for the minimum scheduled period of the charter.

Separately, the Company also announced today that it has completed the transfer of beneficial ownership of two entities that together own the real property and office building in Athens, Greece, in which the Company's principal executive offices are located.  The Company purchased 100% of the outstanding stock of the two property owning companies from an entity affiliated with the Company's largest shareholder for an aggregate purchase price of US$21.5 million.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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